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        QUALIFIED PLAN PARTICIPATION AND SHAREHOLDER SERVICES AGREEMENT

This Qualified Plan Participation and Shareholder Services Agreement (the "Agreement") is dated as of June 24, 2005 by and between Hartford Life Insurance Company, a stock life insurance company organized under the laws of Connecticut (the "Firm"), and Ariel Distributors, Inc., an Illinois corporation ("Fund Distributor").

WHEREAS, Fund Distributor serves as the distributor for several series of Ariel Investment Trust, a registered investment company (the "Trust"), as set forth in Exhibit A hereto (each a "Fund" and collectively the "Funds");

WHEREAS, the Firm issues certain group variable annuity contracts (the "CONTRACTS") in connection with retirement plans intended to meet the qualification requirements of Sections 403(b) or of the Internal Revenue Code of 1986, as amended (the "CODE");

WHEREAS, each Separate Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Firm under the insurance laws of the State of Connecticut to set aside and invest assets attributable to the Contracts;

WHEREAS, the Firm and the Fund Distributor desire that shares of the Funds be made available to the Separate Accounts to fund the Contracts and the Firm provide certain shareholder, distribution and administrative services relating to the Funds, including the receipt of orders for the purchase, exchange and redemption of shares of the Funds ("Shares") (all such services shall be hereinafter referred to as "Services");

WHEREAS, the Firm acts as (i) recordkeeper of employee benefit plans (the "Plans");

WHEREAS, certain policies, procedures and information are necessary to enable the Firm to purchase Shares for the benefit of the Separate Accounts; and

WHEREAS, the Firm is to receive compensation in consideration for the Firm's performance of the Services.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.  SERVICES PROVIDED BY THE FIRM

       a. The Firm agrees to perform the Services specified in Exhibit C hereto, including providing for sales of Shares to, and related servicing of, Separate Accounts, and receiving and transmitting orders for the purchase, redemption and exchange of Shares ("Orders").

       b. The Firm agrees to maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Services, and will otherwise comply with all laws, rules and regulations applicable to the Services. Upon the request of Fund Distributor, and at Fund Distributor's expense, the Firm shall provide copies of all the historical records relating to transactions between a Fund and the Separate Accounts, written communications regarding a Fund to or from the Plans, and any other materials, to enable the Fund or its representatives, including without limitation its

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            auditors, investment adviser or transfer agent to monitor and review the Services, or to comply with any request of a governmental body or self-regulatory organization.

       c. The Firm hereby agrees to promptly notify Fund Distributor if for any reason it is unable to perform fully and promptly any of its obligations with respect to the Funds under this Agreement.

       d. In no way shall the provisions of the Agreement limit the authority of the Trust to take such action as it may deem appropriate or advisable in connection with all matters relating to the operations of the Funds and the sale of shares.

       e. Exhibit A lists the Funds offered as part of this Agreement. Exhibit A may be amended unilaterally in writing by the Fund Distributor at any time.

2.  PURCHASES AND REDEMPTION OF FUND SHARES

       a. The Fund Distributor agrees to sell to the Firm shares of the Funds which the Firm orders on behalf of any Separate Account. For purposes of this Section, the Firm shall be the designee of the Fund for receipt of such orders from each Separate Account. Receipt by such designee shall constitute receipt by the Fund; provided that the Fund Distributor receives notice of such order via the National Securities Clearing Corporation (the "NSCC") by 10:00 a.m. Eastern Time on the next following Business Day. The Fund will receive all orders to purchase shares of the Funds using the NSCC's Defined Contribution Clearance & Settlement ("DCC&S") platform. The Fund Distributor will also provide the Firm with account positions and activity data using the NSCC's Networking platform. The Firm shall pay for shares of the Funds by the scheduled close of federal funds transmissions on the same Business Day it places an order to purchase shares of the Funds in accordance with this section using the NSCC's Fund/SERV System. Payment shall be in federal funds transmitted by wire from the Fund's designated Settling Bank to the NSCC. "BUSINESS DAY" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates it net asset value pursuant to the rules of the SEC. "NETWORKING" shall mean the NSCC's product that allows Fund's and Companies to exchange account level information electronically. "SETTLING BANK" shall mean the entity appointed by the Fund to perform such settlement services on behalf of the Fund and agrees to abide by the NSCC's Rules and Procedures insofar as they relate to the same day funds settlement.

       b. If the Firm is somehow prohibited from submitting purchase and settlement instructions to the Fund Distributor for shares of the Funds via the NSCC's DCC&S platform the following shall apply to this
           Section:

            The Fund Distributor agrees to sell the Firm those shares of the Funds which the Firm orders on behalf of any Separate Account, executing such orders on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its designee of such order. For purposes of this Section, the Firm shall be the designee of the Fund for the receipt of such orders from the Separate Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund Distributor receives notice of such order by 10:00 a.m. Eastern Time on the next following Business Day. The Firm shall pay for shares of the Funds by the scheduled close of federal funds transmissions on the same Business Day it places an order to purchase shares of the Funds in accordance with this section. Payment shall be in federal funds transmitted by wire to the Fund's designated custodian.

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            The Fund Distributor agrees to redeem for cash, upon the Firm's request, any full or fractional shares of the Fund held by the Firm on behalf of a Separate Account, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its designee of the request for redemption. For purposes of this Section, the Firm shall be the designee of the Fund for receipt of requests for redemption from each Separate Account and receipt by such designee shall constitute receipt by the Fund; provided the Fund Distributor receives notice of such request for redemption via the NSCC by 10:00 a.m. Eastern Time on the next following Business Day. The Fund will receive all orders to redeem shares of the Funds using the NSCC's DCC&S platform. The Fund will also provide the Firm with account positions and activity data using the NSCC's Networking platform. Payment for Fund shares redeemed shall be made in accordance with this section using the NSCC's Fund/SERV System. Payment shall be in federal funds transmitted by the NSCC to the Separate Account's Settling Bank as designated by the Firm, on the same Business Day the Fund Distributor receives notice of the redemption order from the Firm provided that the Fund Distributor receives notice by 10:00 a.m. Eastern Time on such Business Day.

       c. If the Firm is somehow prohibited from submitting redemption and settlement instructions to the Fund Distributor for shares of the Funds via the NSCC's DCC&S platform the following shall apply to this Section:

            The Fund Distributor agrees to redeem for cash, upon the Firm's request, any full or fractional shares of the Fund held by the Firm on behalf of a Separate Account, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its designee of the request for redemption. For purposes of this Section, the Firm shall be the designee of the Fund for receipt of requests for redemption from each Separate Account and receipt by such designee shall constitute receipt by the Fund; provided the Fund Distributor receives notice of such request for redemption by 10:00 a.m. Eastern Time on the next following Business Day. Payment shall be in federal funds transmitted by wire to the Separate Account as designated by the Firm, on the same Business Day the Fund Distributor receives notice of the redemption order from the Firm provided that the Fund Distributor receives notice by 10:00 a.m. Eastern Time on such Business Day.

       d. The Fund Distributor shall furnish prior day and same day notice to the Firm of any income, dividends or capital gain distributions payable on the Fund's shares. The Firm hereby elects to receive all such dividends and distributions as are payable on shares of the Funds in the form of additional shares of that Fund. The Fund shall notify the Firm of the number of shares so issued as payment of such dividends and distributions no later than one Business Day after issuance. The Firm reserves the right to revoke this election and to receive in cash all such dividends and distributions declared after receipt of notice of revocation by the Fund.

       e. The Fund Distributor shall make the net asset value per share of each Series available to the Firm on a daily basis as soon as reasonably practical after the close of trading each Business Day, but in no event later than 6:30 p.m. Eastern time on such Business Day.

            If the Underwriter or the Fund provides materially incorrect share net asset value information through no fault of the Company, the Separate Accounts shall be entitled to an adjustment with respect to the Series shares purchased or redeemed to reflect the correct net asset value per share.

       f. The determination of the materiality of any net asset value pricing error and its correction shall be based on the SEC's recommended guidelines regarding these errors. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly to the Firm upon discovery. The Fund Distributor shall indemnify and hold

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            harmless the Firm against any amount the Firm is legally required to pay Contract Owners, participants or beneficiaries that have selected a Fund as an investment option ("Contract owners"), and which amount is due to the Fund's or its agents' material miscalculation and/or incorrect reporting of or failure to report the daily net asset value, dividend rate or capital gains distribution rate. The Firm shall submit an invoice to the Trust or its agents for such losses incurred as a result of the above which shall be payable within sixty (60) days of receipt. Should a material miscalculation by the Fund or its agents result in a gain to the Firm, the Firm shall immediately reimburse the Fund or its agents for any material losses incurred by the Fund or its agents as a result of the incorrect calculation. Should a material miscalculation by the Fund or its agents result in a gain to Contract owners, the Firm will consult with the Fund or its designee as to what reasonable efforts shall be made to recover the money and repay the Fund or its agents. The Firm shall then make such reasonable effort, at the expense of the Fund or its agents, to recover the money and repay the Fund or its agents; but the Firm shall not be obligated to take legal action against Contract owners.

With respect to the material errors or omissions described above, this section shall control over other indemnification provisions in this Agreement.

3.  NSCC FUND/SERV

       a. If transactions in Shares are to be processed through the NSCC Mutual Fund Settlement, Entry and Registration Verification ("Fund/SERV") system, then both the Firm and the Fund Distributor will be bound by the terms of the Fund/SERV Agreement filed with the NSCC. Without limiting the generality of the following provisions of this section, the Firm, Fund Distributor and Funds' transfer agent each will perform any and all duties, functions, procedures and responsibilities assigned to it and as otherwise established by the NSCC applicable to Fund/SERV and the Networking Matrix Level ("Networking") utilized.

       b. Any information transmitted through Networking or through SunGard Mid Atlantic ("SunGard"), as agent of the firm by any party to the other, and pursuant to this Agreement, will be accurate, complete, and in the format prescribed by the NSCC. Each party will adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Networking and SunGard and to limit the access to, and the inputting of data into, Networking and SunGard to persons specifically authorized by such party.

       c. For each omnibus account which shall hold shares for the Separate Accounts, the Firm will provide Funds' transfer agent with all information necessary or appropriate to establish and maintain the omnibus account (and any subsequent changes to such information).

       d. All information that is received by the Firm from a Fund for inclusion in tax statements relating to a Separate Account will be reported accurately, completely and in a timely manner by the Firm to the Plan trustee, Plan sponsor or other entity responsible for tax reporting.

       e. The official Fund records of each omnibus account will be determined by the Funds' transfer agent. The Firm and Fund Distributor will reconcile any differences between these records. In the event of any discrepancy between the records of the Firm and a Fund regarding an omnibus account, the records of Fund will control pending resolution of the discrepancy.

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4.  REPRESENTATIONS AND WARRANTIES BY THE FIRM. The Firm hereby represents and warrants that:

       a. The parties agree that the Contracts are not intended to serve as vehicles for frequent transfers among the Funds in response to short-term stock market fluctuations. The Fund Distributor and the Firm agree to cooperate to deter transfer activity in the Funds where such activity occurs through the Contracts and has been identified as abusive or following a "market timing" pattern ("Abusive Transfers").

       b. Orders received before the close of the NYSE shall not be aggregated with Orders received at or after the close of the NYSE.

       c. Its internal systems for processing and transmitting orders are designed to prevent Orders received at or after close of the NYSE from being aggregated with Orders received before the close of the NYSE and to prevent "market timing" transactions in violation of the requirements of the Funds set forth in their prospectus.

       d. It is authorized by applicable state and federal law to enter into, and perform its obligations under, this Agreement.

5. RELATIONSHIP OF PARTIES. Except as specifically provided for in Section 1 of this Agreement, nothing in this Agreement shall be deemed or construed to constitute or create a partnership, association, or joint venture or agency relationship between the Firm and the Fund Distributor.

6. TERMINATION. This Agreement may be terminated by either party upon 120 or more day's written notice to the other party. This Agreement shall terminate immediately if at any time it is found to create a violation of applicable state or federal law.

7. LIMITATION OF LIABILITY. Neither party hereunder shall be liable to the other for any special, indirect, incidental or consequential or similar non-direct damages (including lost profits) that the other party may incur or experience in connection with this agreement or the services to be provided hereunder whether or not either party has been notified of the possibility of such damages.

8. MISCELLANEOUS. The Firm shall promptly notify Fund Distributor of any name changes, address changes, business combinations between the Firm and any other third party, or other change that would cause any of the information about the Firm contained in this Agreement to become inaccurate or out-of-date. Failure by the Firm to promptly notify Fund Distributor of such changes may result in the delay or non-payment of compensation due the Firm pursuant to this Agreement. This Agreement shall not be amended except by written instrument signed by each party. Neither party shall assign any of its rights, powers or duties under this Agreement without the other parties' written consent (i) provided, however, that such assignment may be made by a party to any entity which controls, is controlled by or under common control with such party and that (ii) either party (the "Delegating Party") may delegate its duties to an affiliate provided that the Delegating Party shall remain primarily responsible for the performance of such duties and the Delegating Party informs the other party hereto in writing of such delegation. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which together shall be deemed one and the same document. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

9. COMPENSATION. The Firm shall receive compensation for its services at the annual rate(s) set forth in Exhibit B. The Firm shall notify the Fund Distributor or its designee in writing of the amount

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due and payable hereunder after the end of each calendar quarter, and shall provide such documentation supporting its calculation as may be reasonably requested by the Fund Distributor. Unless the Fund Distributor objects, it shall pay or cause to be paid such fee to the Firm within 30 days after receiving notice from the Firm of the amount due and payable. Please forward invoices to:

     State Street Kansas City
     801 Pennsylvania Avenue
     Kansas City, MO 64015
     Attn: Derek Oest

10. OTHER AGREEMENTS BY THE FIRM. It is agreed by the Firm that it shall not knowingly propose the Funds to any Plan that is described in Section 457 of the Internal Revenue Code. The Firm also agrees that as soon as practicable after September 30th of each year, it will provide the Fund Distributor with the number of Plans serviced by the Firm that are invested in the Funds.

11. CONFIDENTIALITY. The Firm and the Fund Distributor agree that all non-public records, information, and data relating to the business of the other (including customer names and information) that are exchanged or negotiated pursuant to this Agreement or in carrying out this Agreement shall remain confidential, and shall not be voluntarily disclosed by either party without the prior written consent of the other party, except as may be required by law or by such party to carry out this Agreement or an order of a court, governmental agency or regulatory body.

12. NON-EXCLUSIVITY. Nothing in this Agreement shall be construed or is intended to prohibit the Fund Distributor or the Funds from entering into similar arrangements with other administrative or record-keeping firms. Nothing in this Agreement shall be construed or is intended to prohibit the Firm from entering into similar arrangements with any other person or entity regarding other mutual funds or any other types of investments.

13. EXHIBITS AND SCHEDULES. All Exhibits and Schedules attached to this Agreement, as they may be amended from time to time, are by this reference incorporated into, and made a part of, this Agreement.

14. INDEMNIFICATION. Each party agrees to indemnify and hold harmless the other party and its affiliates, directors, officers, employees and agents (the "lndemnitees"), against any losses, claims, damages, liabilities or expenses to which an Indemnitee may become subject insofar as those losses, claims, damages, liabilities or expenses (or actions in respect thereof) directly arise out of or are directly based upon (i) such party's violation of applicable law in connection with the performance of its duties and obligations under this Agreement, or (ii) any breach by such party of any material provision of this Agreement. Such party will reimburse the Indemnitee for any legal or other expenses reasonably incurred by him or her in connection with investigating or defending such loss, claim or action. This indemnity agreement will be in addition to any liability that the party may otherwise have.

15. PROSPECTUSES, SEMI-ANNUAL AND ANNUAL REPORTS. The Firm shall be responsible for sending, in either paper or electronic form, Trust prospectuses to Plans and/or participants who request them. The Fund Distributor shall provide the Firm with a reasonable supply of printed copies of the Trust's current prospectus, semi-annual or annual reports, not to exceed 5,000 copies of each document per year. Thereafter, the Fund Distributor shall provide an electronic copy of these documents. The maximum of 5,000 copies will be reviewed on a periodic basis, as needed.

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16. SALES MATERIAL AND INFORMATION. The Firm shall furnish, or shall cause to be furnished, to the Fund Distributor or its designee, each piece of sales literature or other promotional material in which the Funds, their investment adviser or the Fund Distributor is named, at least fifteen business days prior to its use. No such materials shall be used until the Fund Distributor or its designee approves such use in writing (which may be electronic), however, the failure to object in writing within fifteen business days will be deemed approval. Such approval process shall not apply to subsequent usage of materials that are substantially similar to prior approved materials.

17. NOTICES. Any notice required or permitted under this Agreement shall be given in writing and shall be addressed and delivered to:

  To the Firm:                           To the Fund Distributor:

  Hartford Life Insurance Company        Ariel Distributors, Inc.
  200 Hopmeadow Street                   200 E. Randolph Drive, Suite 2900
  Simsbury, CT 06089                     Chicago, IL 60601
  Attn: Eric Wietsma                     Attn: Merrillyn J. Kosier

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

                                     FIRM: HARTFORD LIFE INSURANCE COMPANY

                                     By:    /s/ Stephen T. Joyce
                                            -------------------------
                                     Name:  Stephen T. Joyce
                                     Title: Senior Vice President

                                     FUND DISTRIBUTOR: ARIEL DISTRIBUTORS, INC.

                                     By:    /s/ Merrillyn J. Kosier
                                            -------------------------
                                     Name:  Merrillyn J. Kosier
                                     Title: President

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                                   EXHIBIT A

FUND                                                      TICKER
--------------------------------------------------------------------------------
Ariel Fund                                ARGFX
Ariel Appreciation Fund                   CAAPX

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                                   EXHIBIT B

                                FEE ARRANGEMENT

The Funds and applicable annual fees are as follows:

FUND                                                ANNUAL RATE OF FEE
--------------------------------------------------------------------------------
Ariel Fund                                35 bps
Ariel Appreciation Fund                   35 bps

Such fees shall be based upon the average daily net asset values of the Shares outstanding in the Separate Accounts.

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                                   EXHIBIT C

Pursuant to this Agreement, the Firm shall perform the following Services in respect to the Shares and the participant accounts:

1. The Firm shall maintain a Single omnibus account for a Plan or group of Plans or a group of participant accounts with the transfer agent of the Fund on behalf of the Separate Account. Each such omnibus account shall be in the name of the Firm or its nominee as the record owner of the Shares owned. The Firm will maintain separate records for each participant.

2.   Disburse or credit all proceeds of redemptions not reinvested.

3. Post dividends and/or capital gain distributions for each participant account. The Fund Distributor or its designee is responsible for notifying the Firm of the dividend, including the declaration date, record date, dividend factor, payment date and NAV, and any other necessary dividend information.

4. Prepare and transmit periodic statements showing the total participant account balance as of the statement closing date, purchases and redemptions by the participant during the period covered by the statement and the dividends and other distributions paid during the statement period (whether paid in cash or reinvested).

5. Transmit prospectuses, proxy materials, reports, and other information required to be sent to Plans or participants pursuant to the federal securities laws.

6. Create and transmit all forms and reports required to be sent to participants pursuant to the federal tax laws.

7. Provide such other transfer agent services for participants as are deemed necessary or advisable to ensure proper maintenance and servicing of each participant account.

8. Provide for distribution-related services, including receiving and transmitting orders for the purchase, redemption and exchange of Shares on behalf of each Plan or Separate Accounts.

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